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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release MTS Signs Reseller Agreement with Avnet Enterprise Solutions dated September 14, 2004.


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                                                                          ITEM 1


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MTS Signs Reseller Agreement with Avnet Enterprise Solutions

Tuesday September 14, 11:00 am ET

Positioned to Expand US Market Share

RA'ANANA, Israel, Sept. 14 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today announced that it has entered into an agreement with IT solutions integrator Avnet Enterprise Solutions, a division of Avnet, Inc. (NYSE: AVT - News), to provide telecommunications management products and services to Avnet's customers. Under the terms of the agreement, Avnet Enterprise Solutions will offer MTS' Application Suite of telemanagement and billing solutions through their direct sales force and branch locations throughout the U.S.

The agreement allows Avnet Enterprise Solutions to offer MTS' premier suite of telemanagement products to its customers, while enabling MTS to expand its share in Avnet's various markets including enterprise, government, public education, manufacturing, healthcare, finance, agriculture, wholesale trade and others. MTS' suite of products complements Avnet's existing offerings and is easily integrated into any IT solution.

The MTS Application Suite is a comprehensive, fully scalable solution that enables enterprises, organizations and service providers to be more productive by significantly reducing the cost and complexity associated with managing and monitoring internal and external communications. By maximizing these resources, universities, government agencies, airports, utilities and other enterprises can achieve greater operational cost efficiencies, comprehensive activity analysis, more effective performance and utilization monitoring, enhanced facility management, and improved management services.

MTS' Call Management solution collects and processes communications usage data to provide benefits that enable customers to control usage and abuse; allocate or bill back costs to departments and divisions; monitor employee productivity; resell equipment and services to customers or internal departments; optimize internal networks; and verify phone bills.

"Customers tell us they want comprehensive solutions, which is what this strategic alliance offers," said Jim Teter, president, Avnet Enterprise Solutions. "MTS is a great addition to our IP Telephony solution portfolio providing customers with a communication infrastructure that helps them efficiently collect and process communications usage data."

"We are pleased to partner with Avnet, which is a leader in the IP Telephony market, and to offer products that extend their telecommunication management solutions," said Eytan Bar, president & CEO of MTS. "Combined with Avnet's strong expertise in the commercial and public Sectors and value-added converged network services, MTS will assist in providing complete network lifecycle management solutions.

"Avnet's strategic implementation and customer orientation are well suited to our service philosophy," added Mr. Bar, "and this agreement follows on our strategy of expanding sales channels and market penetration of our product suite."

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology
(IT) operations, and to significantly reduce associated costs. Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ stock exchange (symbol MTSL). For more information please visit the MTS web site (http://www.mtsint.com).



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About Avnet Enterprise Solutions

Avnet Enterprise Solutions specializes in Network Lifecycle Management solutions for IP Communications, Security, Wireless and LAN/WAN. The company leverages its unique suite of technical and financial professional services to optimize a company's network performance and security posture. Avnet Enterprise Solutions integrates hardware, software and services from industry leaders including Cisco, MTS, NetScout, NetSolve, Tandberg and Websense, utilizing its assess, design, implement and manage methodology for full lifecycle solutions. Headquartered in Tempe, Arizona, Avnet Enterprise Solutions (http://www.es.avnet.com) is a division of Avnet, Inc. (NYSE: AVT - News). Avnet generated more than $10 billion in revenue in fiscal 2004 (year ended July 3, 2004) through sales in 68 countries.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: September 14, 2004